EXHIBIT 12
3M COMPANY
AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions)

Three months Ended March 31,		Year	Year	Year	Year	Year
EARNINGS	2004	2003	2002	2001	2000	1999

Income from continuing operations
before income taxes,
minority interest,
and cumulative effect
of accounting change*	$1,108	$3,657	$3,005	$2,186	$2,974	$2,880

Add:

Interest expense	24	112	100	143	127	125

Interest component of the ESOP
benefit expense	3	14	16	18	19	21

Portion of rent under operating
leases representative of
the interest component	13	46	40	39	39	37
Less:

Equity in undistributed income
of 20-50% owned companies	1	7	10	5	10	4

TOTAL EARNINGS AVAILABLE
FOR FIXED CHARGES	$1,147	$3,822	$3,151	$2,381	$3,149	$3,059

FIXED CHARGES

Interest on debt	21	93	100	150	141	135

Interest component of the ESOP
benefit expense	3	14	16	18	19	21

Portion of rent under operating
leases representative of
the interest component	13	46	40	39	39	37

TOTAL FIXED CHARGES	$37	$153	$156	$207	$199	$193

RATIO OF EARNINGS
TO FIXED CHARGES	31.0	25.0	20.2	11.5	15.8	15.8

* 2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc.   2002 and 2001 special items include net pre-tax losses of $202 million and $504 million, respectively, primarily related to the restructuring.  2000 includes non-recurring net pre-tax losses of $23 million.  1999 includes non-recurring net pre-tax gains of $100 million relating to gains on divestitures, litigation expense, an investment valuation adjustment, and a change in estimate that reduced 1998 restructuring charges.

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